
October 20, 2022

Ivan Kaufman
Chief Executive Officer and Chairman of the Board of Directors
Arbor Rapha Capital Bioholdings Corp. I
333 Earle Ovington Boulevard, Suite 900
Uniondale, NY 11553

> **Re: Arbor Rapha Capital Bioholdings Corp. I**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 14, 2022**
> **File No. 001-40967**

Dear Ivan Kaufman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed October 14, 2022

General

1. Please update your preliminary proxy statement to specify the proposed extended date by which you must consummate a business combination.

2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from

completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David Goldschmidt